4/15

05005758

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Bravo Resource Partners Ltd

*CURRENT ADDRESS

PROCESSED

**FORMER NAME FEB 16 2005

**NEW ADDRESS THOMSON FINANCIAL

FILE NO. 82- 2560 FISCAL YEAR 7-31-04

- *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A (PROXY)	☐		

OICF/BY: dlw

DAT : 2/15/05

82-2560

BRAVO RESOURCE PARTNERS LTD.

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

TO: All holders of Common shares of Bravo Resource Partners Ltd. (the "Company")

We will hold the annual meeting of our Shareholders on Monday, February 28, 2005, at the office of Bravo Resource Partners Ltd. 4155 E. Jewell Avenue, Suite 500, Denver, Colorado, 80222. The meeting will start at 10:00 a.m. (Denver time). We cordially invite you to attend and encourage you to do so.

At the meeting we will:

(1) present the Report of the Board of Directors of the Company for the financial year ended July 31, 2004;

(2) present our financial statements for the year ended July 31, 2004 and the report of our auditor on those statements;

(3) elect directors;

(4) consider any other proper business.

ARIS
7-31-04

An Information Circular prepared by Management of the Company, together with a Form of Proxy accompany this Notice of Meeting and should be read in conjunction with this Notice of Meeting.

January 25, 2004

By order of the Board of Directors

(signed) *Tyrone R. Carter*

Tyrone R. Carter
President and a Director

If you cannot attend, we encourage you to complete and return the enclosed Form of Proxy indicating your voting instructions. Please complete, date and sign your Form of Proxy and return it by mail or fax to our transfer agent, Pacific Corporate Trust Company, 10th Floor, 625 Howe Street, Vancouver, British Columbia, V6C 3B8, Canada (facsimile: (604) 689-8144). To be valid, a completed Form of Proxy must be received by our transfer agent by no later than 5:00 p.m. on Friday, February 25, 2003 or, if the meeting is adjourned, by no later than 24 hours prior to the time of the adjourned meeting.

If you are not a registered shareholder, please refer to the accompanying Information Circular for information on how to vote your shares.

BRAVO RESOURCE PARTNERS LTD.
Management Information Circular

The information contained in this Information Circular, unless otherwise indicated, is as of January 24, 2005.

This Information Circular is being mailed by the management of Bravo Resource Partners Ltd. to everyone who was a shareholder of record of our company on January 24, 2005, which is the date that has been fixed by the directors of Bravo as the record date to determine the shareholders who are entitled to receive notice of the meeting. We are mailing this Information Circular in connection with the solicitation of proxies by and on behalf of our management for use at the annual general meeting of the company that is to be held on Monday, February 28, 2005. The solicitation of proxies will be primarily by mail. Certain employees or directors of Bravo may also solicit proxies by telephone or in person. The cost of solicitation will be borne by Bravo.

Details of the time and place of that meeting are contained in the notice of meeting that accompanies this Information Circular.

Under our By-laws, at least two shareholders must be present in person or represented by proxy holding or representing not less than 1/20th of the shares entitled to vote at the meeting before any action may validly be taken at the meeting. If such a quorum is not present in person or by proxy, we will reschedule the meeting.

PART I - VOTING

WHO CAN VOTE?

Bravo has authorized capital of 100,000,000 common shares and 100,000,000 preferred shares. Each shareholder is entitled to one vote for each common share registered in his or her name at the close of business on January 24, 2005, the date fixed by our directors as the record date for determining who is entitled to receive notice of the meeting.

At the close of business on December 24, 2005, 8,197,334* of our common shares and no preferred shares were outstanding. To the knowledge of our directors and officers, Tyrone R. Carter is the only person or company who or which beneficially owned, directly or indirectly, or exercised control or direction over 10% or more of our common shares on that date.

VOTING IN PERSON

If you are a registered shareholder and attend the meeting you can cast one vote for each share registered in your name on all resolutions put before the meeting.

VOTING BY PROXY

If you do not come to the meeting, you can still make your votes count by appointing someone who will be there to act as your proxyholder. You can either tell that person how you want to vote or you can let him or her decide for you. You can do this by completing a form of proxy.

What is a form of proxy?

A proxy is a document that authorizes someone to attend the meeting and cast your votes for you. We have enclosed a form of proxy with this Information Circular. You should use it to appoint a proxyholder, although you can also use any other legal form of proxy.

Appointing a proxyholder

You can choose any individual to be your proxyholder. It is not necessary for the person whom you choose to be a shareholder. To make such an appointment, simply fill in the person's name in the blank space provided in the enclosed form of proxy. To vote your shares, your proxyholder must attend the meeting.

If you do not fill a name in the blank space in the enclosed form of proxy, the persons named in the form of proxy are appointed to act as your proxyholder. Those persons are directors and officers of Bravo.

Your proxy vote

You may indicate on your form of proxy how you wish your proxyholder to vote your shares. To do this, simply mark the appropriate boxes on the form of proxy. If you do this, your proxyholder must vote your shares in accordance with the instructions you have given.

If you do not give any instructions as to how to vote on a particular issue to be decided at the meeting, your proxyholder can vote your shares as he or she thinks fit. If you have appointed the persons designated in the form of proxy as your proxyholder they will, unless you give contrary instructions, vote your shares at the meeting as follows:

- **FOR the election of the proposed nominees as directors.**

For more information about these matters, see Part Two - Business of the Meeting. The enclosed form of proxy gives the persons named on it the authority to use their discretion in voting on amendments or variations to matters identified on the Notice of Meeting. At the time of printing this Information Circular, the management of Bravo is not aware of any other matter to be presented for action at the meeting. If, however, other matters do properly come before the meeting, the persons named on the enclosed form of proxy will vote on them in accordance with their best judgment, pursuant to the discretionary authority conferred by the form of proxy with respect to such matters.

In order to be valid, you must return the completed form of proxy by 5:00 p.m. (Vancouver time) on Friday, February 25, 2005, to our Transfer Agent, Pacific Corporate Trust Company, 10th Floor, 625 Howe Street, Vancouver, British Columbia V6C 3B8. Facsimile: (604) 689-8144.

Changing your mind

If you want to revoke your proxy after you have delivered it, you can do so at any time before it is used. You may do this by stating clearly, in writing, that you want to revoke your proxy and by delivering this signed written statement to Pacific Corporate Trust Company at the address indicated above.

Your proxy will only be revoked (a) if a revocation is (i) received by 5:00 in the afternoon (Vancouver time) on the last business day before the day of the meeting, or any adjournment thereof, or (ii) to the person presiding at the meeting before it (or any adjournment) commences, or (b) in any other manner permitted by law. If you revoke your proxy and do not replace it with another that is deposited with our Transfer Agent, Pacific Corporate Trust Company, before the deadline, you can still vote your shares but to do so you must attend the meeting in person.

Non-registered shareholders

If your shares are not registered in your own name, they will be held in the name of a "nominee", usually a bank, trust company, securities dealer or other financial institution. Your nominee must seek your instructions as to how to vote your shares.

Accordingly, unless you have previously informed your nominee that you do not wish to receive material relating to shareholders' meetings, you will have received this Information Circular from your nominee, together with a form of proxy or voting instruction form. If that is the case, **it is most important that you comply strictly with the instructions that have been given to you by your nominee on the voting instruction form**. If you have voted and wish to change your voting instructions, you should contact your nominee to discuss whether this is possible and what procedures you must follow.

If your shares are not registered in your own name, Bravo's Transfer Agent will not have a record of your name and, as a result, unless your nominee has appointed you as a proxyholder, will have no knowledge of your entitlement to vote. If you wish to vote in person at the meeting, therefore, please insert your own name in the space provided on the form of proxy or voting instruction form that you have received from your nominee. If you do this, you will be instructing your nominee to appoint you as proxyholder. Please adhere strictly to the signing and returning instructions provided by your nominee. It is not necessary to complete the form in any other respect, since you will be voting at the meeting in person.

HOW A VOTE IS PASSED

All of the matters that will come to a vote at the meeting, as described in the attached Notice of Meeting, are ordinary resolutions and can be passed by a simple majority - that is, if more than half of the votes that are cast are in favor, then the resolution is approved.

PART II - THE BUSINESS OF THE MEETING

REPORT OF THE DIRECTORS

The Annual Report of the Company for the year ended July 31, 2004 accompanies this Information Circular.

FINANCIAL STATEMENTS

The financial statements of Bravo for the year ended July 31, 2004 will be placed before you at the meeting. They have been mailed to shareholders together with the Notice of Meeting and this Information Circular.

ELECTION OF DIRECTORS

Directors of Bravo are elected for a term of one year. The term of office of each of the nominees proposed for election as a director will expire at the meeting, and each of them, if elected, will serve until the close of the next annual general meeting, unless he resigns or otherwise vacates office before that time. Under our By-laws, the number of directors may be fixed or changed from time to time by ordinary resolution but shall not be fewer than three. We currently have four directors.

The Nominees

The following are the nominees proposed for election as directors of Bravo together with the number of common shares and stock options that are beneficially owned, directly or indirectly, or over which control or direction is exercised, by each nominee. All of the nominees are currently directors. **Unless you give other instructions, the persons named in the enclosed form of proxy intend to vote FOR these nominees**. Each of the nominees has agreed to stand for re-election and we are not aware of any intention of any of them not to do so. If, however, one or more of them should become unable to stand for re-election, it is likely that one or more other persons would be nominated at the meeting for election, and in that event the persons designated in the form of proxy will vote in their discretion for a substitute nominee.

Name and place of residence	Principal occupation	Director since	Number of Common Shares[2]	Number of options
Tyrone Carter[1] Grand Rapids, Minn., U.S.A. President	Pilot	2003	2,109,000	Nil
Ernest Staggs[1] Aurora, Colorado, U.S.A. Director	Attorney at law	2002	96,667	Nil
Mark Savoy[1] Burbank , California, U.S.A. Director	Business Manager	2004	-0-	Nil
Melissa Walker[1] Aurora, Colorado, U.S.A. Director	Law Clerk	2002	-0-	Nil

NOTES:

(1) Member of the Audit Committee.

(2) The information as to shares beneficially owned or over which control or direction is exercised has been furnished by each of the nominees.

PART III - EXECUTIVE COMPENSATION

compensation of directors

Bravo was designated "inactive" pursuant to the policies of the TSX Venture Exchange on May 15, 2002. No director other than the acting president of the Company was compensated as such during the financial year ended July 31, 2004.

compensation of named executive officers

Tyrone R. Carter was appointed as President and Director on July 1, 2003 and currently holds those positions. No other executive officer of Bravo was paid more than $100,000 in compensation during that financial year or during the prior financial year. The Company paid or accrued $51,497 to directors or former directors of the Company for management fees.

No incentive stock options were granted to, nor were any incentive stock options exercised by, any Named Executive Officers during the 12 month period ending July 31, 2004.

PART IV - INDEBTEDNESS OF DIRECTORS & OFFICERS

indebtedness of directors, executive officers and senior officers

No director, executive officer or senior officer of Bravo, no proposed nominee for election as a director of Bravo, nor any associate of any such director, officer or proposed nominee (as defined under British Columbia securities law) was indebted to Bravo for more than $100,000 during the fiscal year ended July 31, 2004.

PART V - OTHER INFORMATION

interest of management and others in material transactions

No proposed nominee for election as a director, and no director or officer of Bravo who has served in such capacity since the beginning of the last financial year of Bravo, and no shareholder holding of record or beneficially, directly or indirectly, more than 10% of Bravo's outstanding common shares, and none of the respective associates or affiliates of any of the foregoing, had any interest in any transaction with Bravo or in any proposed transaction since the beginning of the last completed financial year that has materially affected Bravo or is likely to do so other than the Companies transactions with State Financial Services, Inc., which is owned by Ernest Staggs as discussed in the Management Discussion and Analysis.

interest of certain persons in matters to be acted on at the meeting

No proposed nominee for election as a director, and no director or officer of Bravo who has served in such capacity since the beginning of the last financial year of Bravo, and no shareholder holding of record or beneficially, directly or indirectly, more than 10% of Bravo's outstanding common shares, and none of the respective associates or affiliates of any of the foregoing, had any interest in any matters to be acted on at the meeting, other than the election of directors as described herein.

additional information

You may obtain additional information about Bravo in our Management Discussion and Analysis for the year ended July 31, 2004, which is included with this Information Circular. You may access our disclosure documents through the Internet on the Canadian System for Electronic Document Analysis and Retrieval (SEDAR).

directors' approval

The Board of Directors of Bravo Resource Partners Ltd. has approved the contents of this Information Circular and its distribution to each shareholder entitled to receive notice of the meeting.

Denver, Colorado, January 24, 2005.

(signed)

Tyrone R. Carter
President and a director

BRAVO RESOURCE PARTNERS LTD.

Annual Report of the Directors

TO: The shareholders of Bravo Resource Partners Ltd.

This letter, a notice of meeting, a proxy and a Management Information Circular are being sent to you as one of the shareholders of Bravo Resource Partners Ltd. (the "Company"). The purpose of this letter is to invite you and the other shareholders of the Company to attend the annual meeting of shareholders as described in the enclosed notice of meeting.

Business of the Company

The Company was originally engaged in the acquisition, exploration and development of mineral properties. The Company's activities to date have been financed by selling common shares from the Company's treasury to investors. The primary objective of the Company is to increase its assets, revenues and ultimately achieve profitability through the acquisition of a business of merit. The Company has been careful to ensure that it has expertise in all areas of the business activities contemplated, to ensure an efficient and effective implementation of the business objectives.

On January 12, 2004, the Company entered into a letter of intent with State Financial Holdings Inc., a company owned or controlled by a director of the Company, to provide debt recovery services for consumer and commercial debt portfolios previously acquired by State Financial. Pursuant to the letter of intent, the Company provides debt recovery and collection services with respect to debt previously purchased by State Financial and share in the proceeds of recovery on the debt portfolios by paying the first $60,000 US recovered to State Financial and retaining the remainder of the recovery.

On April 14, 2004, the Company entered into an agreement with State Financial Holdings, Inc, a company owned or controlled by a director of the Company, to purchase jointly with State Financial a consumer debt portfolio, face value of approximately $465,000.00. Pursuant to the agreement, the Company retained ownership of and provided debt recovery services for the portfolio, and the Company agreed to repay State Financial Holdings, Inc.'s investment with ten percent interest.

On October 18, 2004, the Company satisfied its obligations to State Financial Holdings, Inc., by assigning the remainder of the debt portfolios to State Financial Holdings, Inc., in exchange for full release of the remaining obligations. The Company retained the right to receive all debtor payments currently being made under agreements with those debtors.

The Company currently has no active business and is currently seeking a business of merit for acquisition.

Trading Under Inactive Status on the NEX

In accordance with Policy 2.6, effective May 15, 2002, trading in the securities of the Company was under the inactive designation. As of May 15, 2002, the Company was prohibited from granting stock options, and principals were prohibited from exercising previously granted stock options. On May 22, 2003, the Company received Notice of Transfer of Listing from the TSX Venture Exchange to the NEX. Effective at the opening of trading on August 18, 2003, the Company had its listing transferred from the TSX Venture Exchange to the NEX.

Use of Proceeds for Year Ended July 31, 2004

The Company incurred a net loss of $284,797 (2003 – $142,761) for the year ended July 31, 2004. Among the more significant expenses making up this loss are office and miscellaneous expenses of $23,508 (2003 – $7,089); interest expense of $2,870 (2003 - $5,870); management fees of $51,497 (2003 - $22,250); professional fees of $78,781 (2003 - $83,036) (consisting of accounting, audit, legal fees and related disbursements); consulting fees of $29,542 (2003 - $2,400); shareholder costs of $3,829 (2003 - $6,924); transfer agent and filing fees of $14,122 (2003 - $12,821); as well as travel and promotion costs of $5,832 (2003 - $2,371).

Appointment of Chief Financial Officer and Resignation of Director

On May 7, 2004, the Company announced the appointment of Ms. Tamela Miller-Carlson to the positions of Treasurer and Chief Financial Officer. Ms. Carlson is a Certified Public Accountant and is a shareholder of the Company.

On January 2, 2004, the Company announced that Mr. George Hajduk resigned as a director of the Company. Mr. Hajduk was a director of the Company since its inception in 1986. The Company wishes to thank him for his significant contribution to the Company's development over the years.

Private Placement and Debt Settlement Completed

On October 22, 2003, the 83,746 common shares held in escrow were cancelled.

Share Subscriptions

On November 6, 2003, the Company announced that it has negotiated a $33,435 private placement, consisting of 334,350 units at a price of $0.10 per unit. Each unit consists of one common share and one non-transferable share purchase warrant. Each warrant entitles the holder to purchase one additional common share at a price of $0.15 for a period of one year.

On November 14, 2003, the Company announced that it has negotiated a $38,961 private placement, consisting of 259,740 common shares at a price of $0.15 per share.

As of April 30, 2004, the $72,396 from the private placements described above was received by the Company, and the TSX Venture exchange accepted these private placements.

On February 2, 2004, the Company announced that it has negotiated a $19,737 ($15,000 US) private placement for 131,579 shares at a price of $0.15 per share.

This private placement was approved by the TSX Venture exchange subsequent to April 30, 2004.

On February 20, 2004, the Company announced that it has negotiated a $13,352 ($10,000 US) private placement for 89,011 units at a price of $0.15 per unit. Each unit consists of one common share and one non-transferable share purchase warrant. Each warrant entitles the holder to purchase one additional common share at a price of $0.25 for a period of one year from closing.

On March 29, 2004, the Company announced that it has negotiated a $7,941 ($6,050 US) private placement for 52,939 units at a price of $0.15 per unit. Each unit consists of one common share and one non-transferable share purchase warrant. Each warrant entitles the holder to purchase one additional common share at a price of $0.25 for a period of one year from closing.

On May 7, 2004, the Company announced that it has negotiated a $15,000USD private placement, consisting of 100,000 units at a price of $0.15USD per unit. Each unit consists of one common share and one non-transferable share purchase warrant. Each warrant entitles the holder to purchase one additional common share at a price of $0.25USD for a period of one year from closing.

These private placements are subject to TSX Venture Exchange and other applicable regulatory approvals which were obtained subsequent to year end.

Shares for Debt Settlement

On January 12, 2004, the Company announced that it has agreed to issue 1,116,410 common shares of the Company at $0.15 per share to settle debt of $167,461. Of the outstanding debt settled, $105,733.72 was due to two former directors of the Company.

The current board of directors of the Company believes the transactions to be the best interests of the Company and its shareholders. In consideration of the Company's current financial situation the funds are required in order to facilitate any attempt to reactivate the Company and seek a qualified business investment opportunity that will return value to the Company's shareholders. The proceeds raised through the private placement will be used to settle certain debts owed to arm's length service providers of the Company such as its auditors, legal counsel and transfer agent.

It is important that your shares be represented at the annual meeting regardless of the number of shares you hold. Whether or not you plan to attend the meeting, please complete, date, sign and return your proxy as soon as possible so that your shares will be represented. You may, of course, attend the meeting and vote in person, even if you have previously returned the proxy.

The business of the meeting is critical to the Company's ability to initiate its reorganization and achieve tier maintenance requirements for the purposes of the policies of the TSX Venture Exchange. The Board recommends that shareholders vote in favor of all resolutions.

We look forward to seeing you at the annual general meeting.

December 17, 2003

For and on behalf of the Board of Directors of
Bravo Resource Partners Ltd.

(Signed) "*Tyrone R. Carter*"

Tyrone R. Carter
President and Director

BRAVO RESOURCE PARTNERS LTD.

CONSOLIDATED FINANCIAL STATEMENTS

JULY 31, 2004

DAVIDSON & COMPANY Chartered Accountants A Partnership of Incorporated Professionals

AUDITORS' REPORT

To the Shareholders of
Bravo Resource Partners Ltd.

We have audited the consolidated balance sheets of Bravo Resource Partners Ltd. as at July 31, 2004 and 2003 and the consolidated statements of operations and deficit and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at July 31, 2004 and 2003 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

"DAVIDSON & COMPANY"

Vancouver, Canada

Chartered Accountants

December 23, 2004

A Member of ***SC*** *INTERNATIONAL*

1200 - 609 Granville Street, P.O. Box 10372, Pacific Centre, Vancouver, BC, Canada, V7Y 1G6
Telephone (604) 687-0947 Fax (604) 687-6172

BRAVO RESOURCE PARTNERS LTD.
CONSOLIDATED BALANCE SHEETS
AS AT JULY 31

	2004	2003
ASSETS		
Current		
Cash	$ 17,439	$ 74
Receivables portfolios (Note 3)	5,000	-
Other receivables	-	148
Prepaids	1,944	-
	$ 24,383	$ 222
LIABILITIES AND SHAREHOLDERS' DEFICIENCY		
Current		
Accounts payable and accrued liabilities	$ 118,894	$ 127,238
Promissory notes payable (Note 4)	13,758	33,085
Due to related parties (Note 6)	175,586	140,520
	308,238	300,843
Shareholders' deficiency		
Capital stock (Note 5)	3,092,474	2,832,879
Share subscriptions received in advance	41,970	-
Deficit	(3,418,297)	(3,133,500)
	(283,855)	(300,621)
	$ 24,383	$ 222

Nature and continuance of operations (Note 1)

Subsequent events (Note 11)

On behalf of the Board:

Tyrone R. Carter Director Ernest Staggs Director

The accompanying notes are an integral part of these consolidated financial statements.

BRAVO RESOURCE PARTNERS LTD.
CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT
YEAR ENDED JULY 31

	2004	2003
EXPENSES		
Consulting	$ 29,542	$ 2,400
Interest	2,870	5,870
Licence and user fees	14,132	-
Management fees	51,497	22,250
Office and miscellaneous	23,508	7,089
Professional fees	78,781	83,036
Shareholder communications and investor relations	3,829	6,924
Transfer agent and filing fees	14,122	12,821
Travel and promotion	5,832	2,371
	(224,113)	(142,761)
OTHER ITEMS		
Costs recovered	5,294	-
Write-down of receivables portfolios (Note 3)	(65,978)	-
	(60,684)	-
Loss for the year	(284,797)	(142,761)
Deficit, beginning of year	(3,133,500)	(2,990,739)
Deficit, end of year	$ (3,418,297)	$ (3,133,500)
Basic and diluted loss per common share	$ (0.04)	$ (0.04)
Basic and diluted weighted average number of common shares outstanding	6,551,981	4,516,131

The accompanying notes are an integral part of these consolidated financial statements.

BRAVO RESOURCE PARTNERS LTD.
CONSOLIDATED STATEMENTS OF CASH FLOW
YEAR ENDED JULY 31

	2004	2003
CASH FLOWS FROM OPERATING ACTIVITIES		
Loss for the year	$ (284,797)	$ (142,761)
Items not affecting cash:		
Write-down of receivables portfolio	65,978	-
Accrued interest expense on promissory note payable	992	3,411
Accrued expenses to related parties	112,502	39,333
Changes in non-cash working capital items:		
Decrease in other receivables	148	1,761
Increase in accounts payable and accrued liabilities	26,265	47,644
Increase in prepaid expenses	(1,944)	-
Net cash used in operating activities	(80,856)	(50,612)
CASH FLOWS FROM FINANCING ACTIVITIES		
Issuance of common shares for cash	92,133	-
Subscriptions received in advance	41,970	-
Proceeds from promissory notes payable	13,363	-
Repayment of promissory notes payable	(6,563)	-
Advances from related parties	28,296	50,000
Net cash provided by financing activities	169,199	50,000
CASH FLOWS FROM INVESTING ACTIVITIES		
Acquisition of receivables portfolios	(103,906)	-
Collection of receivables portfolios	32,928	-
Net cash used in investing activities	(70,978)	-
Change in cash during the year	17,365	(612)
Cash, beginning of year	74	686
Cash, end of year	$ 17,439	$ 74

Supplemental disclosures with respect to cash flows (Note 7)

The accompanying notes are an integral part of these consolidated financial statements.

1. NATURE AND CONTINUANCE OF OPERATIONS

The Company was incorporated in the Province of British Columbia on November 14, 1986 and continued into the Yukon Territory under the Business Corporations Act on January 21, 2000. The Company's consolidated financial statements are prepared using Canadian generally accepted accounting principles applicable to a going concern, which contemplates the realization of assets and liquidation of liabilities in the normal course of business. However, as shown in the accompanying consolidated financial statements, the Company has sustained substantial losses from operations since inception and has no current source of revenue. In addition, the Company has used, rather than provided, cash in its operations. Without realization of additional capital, it would be unlikely for the Company to continue as a going concern. It is management's plan in this regard to obtain additional working capital through equity financing.

These consolidated financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts and classification of liabilities that might be necessary should the Company be unable to continue operations.

Effective August 18, 2003, in accordance with the revised TSX Venture Exchange ("TSX-V") Policy 2.5, the Company was transferred to the NEX board. The Company was previously designated a TSX Venture inactive issuer. The Company continues to seek new business opportunities and is considered to be in the development stage.

	2004	2003
Working capital (deficiency)	$ (283,855)	$ (300,621)
Deficit	(3,418,297)	(3,133,500)

2. SIGNIFICANT ACCOUNTING POLICIES

Principles of consolidation

These consolidated financial statements include the accounts of the Company and its wholly-owned inactive subsidiaries; Minera Oro Bravo S.A., a company incorporated in Costa Rica, and Minera Oro Bravo Mexico, S.A. de C.V., a company incorporated in Mexico. Significant intercompany balances and transactions were eliminated upon consolidation.

Estimates

The preparation of financial statements in accordance with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the year. Actual results could differ from those estimates.

Foreign currency translation

The monetary assets and liabilities of the Company that are denominated in foreign currencies are translated, into Canadian dollars, at the rate of exchange at the balance sheet date and non-monetary items are translated at historical rates. Revenues and expenses are translated at rates approximating those in effect at the date of transaction. Exchange gains and losses arising on translation are included in the statement of operations.

2. SIGNIFICANT ACCOUNTING POLICIES (cont'd...)

Stock-based compensation

Effective August 1, 2002, the Company adopted the new CICA Handbook Section 3870 "Stock-Based Compensation and Other Stock-Based Payments", which recommended that fair value-based methodology for measuring compensation costs. The Company adopted the use of the fair value-based method and therefore all awards to employees and non-employees will be recorded at fair value on the date of the grant.

There are no stock options outstanding at July 31, 2004 and there has been no stock option activity for the years presented.

Future income taxes

Future income taxes are recorded using the asset and liability method whereby future tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Future tax assets and liabilities are measured using enacted or substantively enacted tax rates expected to apply when the asset is realized or the liability settled. The effect on future tax assets and liabilities of a change in tax rates is recognized in income in the period that substantive enactment or enactment occurs. To the extent that the Company does not consider it to be more likely than not that a future tax asset will be recovered, it provides a valuation allowance against the excess.

Loss per share

The Company uses the treasury stock method to compute the dilutive effect of options, warrants and similar instruments. Under this method the dilutive effect on loss per share is recognized on the use of the proceeds that could be obtained upon exercise of options, warrants and similar instruments. It assumes that the proceeds would be used to purchase common shares at the average market price during the period. For the years presented, this calculation proved to be anti-dilutive.

Basic loss per share is calculated using the weighted-average number of common shares outstanding during the year.

Receivables portfolios

Receivables portfolios, consisting of aged consumer debt receivables purchased at discounts to face value, are recorded at cost. Payments received from collection are first applied against the cost of the portfolios with any excess recognized as revenue. The Company evaluates the collectibility of the receivables portfolios and will record a write-down of the carrying value if necessary.

Comparative figures

Certain comparative figures have been reclassified to conform with the current year's presentation.

3. RECEIVABLES PORTFOLIOS

During the current fiscal year, the Company acquired receivables portfolios, consisting of aged consumer debt, at a total cost of $103,906, including $13,440 paid to a company controlled by a director.

3. RECEIVABLES PORTFOLIOS (cont'd...)

As of July 31, 2004, the Company collected $32,928 of the receivables portfolios. Due to uncertainty of collectibility, management of the Company decided to write-down the portfolios by $65,978 to $5,000.

4. PROMISSORY NOTES PAYABLE

	2004	2003
Principal amount	$ 13,363	$ 23,071
Accrued interest	395	10,014
	$ 13,758	$ 33,085

During the current fiscal year, the Company issued a promissory note payable for proceeds of $13,363 (US$10,000) to a company with a director in common. The note is due on demand, unsecured and bears interest at 10% per annum.

Also during fiscal 2004, the Company repaid $6,563 of a promissory note with a principal amount of $23,071. The remaining principal of $16,508 plus accrued interest of $10,611 was settled in exchange for the Company issuing 180,793 common shares at a value of $27,119.

During fiscal 2003, the Company issued 1,000,000 common shares to settle promissory notes payable of $50,000 held by an individual who subsequently became a director of the Company.

5. CAPITAL STOCK

	2004		2003	
	Number of shares	Amount	Number of shares	Amount
Authorized				
100,000,000 common shares without par value				
100,000,000 preferred shares				
Common shares issued:				
Balance, opening	5,820,241	$ 2,832,879	2,515,240	$ 2,537,129
Cancellation of escrow shares	(83,746)	-	-	-
Conversion of notes	-	-	1,305,001	195,750
Private placements	725,670	92,133	1,000,000	50,000
Shares for debt	1,116,410	167,462	1,000,000	50,000

- Continued -

5. CAPITAL STOCK (cont'd...)

	2004		2003	
	Number of shares	Amount	Number of shares	Amount
Cont'd...				
Balance, closing	7,578,575	$ 3,092,474	5,820,241	$ 2,832,879
Common shares to be issued:				
Balance, opening	-	-	1,305,001	195,750
Conversion of notes	-	-	(1,305,001)	(195,750)
Balance, closing	-	-	-	-
Total	7,578,575	$ 3,092,474	5,820,241	$ 2,832,879

Share issuances

During the current fiscal year, the Company:

a) Issued 334,350 units at a price of $0.10 per unit for proceeds of $33,435 to a director of the Company. Each unit consisted of one common share and one share purchase warrant exercisable into one additional common share at a price of $0.15 per share, expiring December 31, 2004.

b) Issued 391,320 common shares at a price of $0.15 per share for proceeds of $58,698.

c) Issued 1,116,410 shares at a value of $167,462 to settle various debts.

During fiscal 2003, the Company issued 1,000,000 shares at a price of $0.05 per share for proceeds of $50,000 and 1,000,000 common shares at a value of $50,000 to settle promissory notes totaling $50,000.

Common shares to be issued

In December 1999, the Company completed a non-interest bearing private placement of convertible notes to repay outstanding promissory notes totaling $195,750 (US$135,000). During fiscal 2003, the notes were converted into 1,305,001 common shares of the Company.

Escrow shares

During the current year, 83,746 common shares held in escrow were cancelled.

Warrants

As at July 31, 2004, 334,350 share purchase warrants were outstanding exercisable into common shares at a price of $0.15 per share expiring December 31, 2004.

6. RELATED PARTY TRANSACTIONS

During the year ended July 31, 2004, the Company entered into the following related party transactions:

a) The Company paid or accrued $2,000 (2003 - $3,500) to a relative of a director for investor relations.

b) The Company paid or accrued $55,977 (2003 - $8,570) in professional fees to a director of the Company.

c) The Company paid or accrued $51,497 (2003 - $22,250) to directors or former directors of the Company for management fees.

d) The Company paid or accrued $3,030 (2003 - $3,899) for office rent and secretarial services to a director of the Company.

e) The Company paid or accrued $Nil (2003 - $2,400) in consulting fees to a director of the Company.

As at July 31, 2004, the Company has amounts of $175,586 (2003 - $140,520) due to directors, former directors and officers for services provided, expenses incurred on behalf of the Company, and for cash advances made to the Company. These amounts are unsecured, non-interest bearing and have no specific terms of repayment.

These transactions are in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

7. SUPPLEMENTAL DISCLOSURES WITH RESPECT TO CASH FLOWS

	2004	2003
Cash paid during the year for income taxes	$ -	$ -
Cash paid during the year for interest	-	-

The significant non-cash transaction for the year ended July 31, 2004 consisted of the Company issuing 1,116,410 common shares at a value of $167,462 to settle outstanding debts totaling $167,462 consisting of accounts payable of $34,609, promissory notes payable of $27,119 and due to related parties of $105,734.

Significant non-cash transactions for the year ended July 31, 2003 were as follows:

a) Promissory notes totalling $195,750 ($135,000 US) were converted into 1,305,001 common shares of the Company.

b) The Company issued 1,000,000 common shares to settle promissory notes totalling $50,000.

8. INCOME TAXES

At reconciliation of income taxes at statutory rates with the reported taxes follows:

		2004		2003
Loss before income tax recovery	$	(284,797)	$	(142,761)
Expected income tax recovery	$	(101,388)	$	(53,678)
Non-deductible expenses		21,352		-
Tax loss benefit not recognized for book purposes		80,036		53,678
Total income taxes	$	-	$	-

The significant components of the Company's future income tax assets are as follows:

		2004		2003
Resource deductions	$	317,242	$	335,065
Non-capital losses available for future periods		364,795		589,024
Other assets		149		158
Gross future income tax assets		682,186		924,247
Less: valuation allowance		(682,186)		(924,247)
Net future income tax assets	$	-	$	-

The Company incurred operating losses for Canadian income tax purposes of approximately $1,025,000, which are available to be carried forward to reduce taxable income in future years. Unless utilized, these losses will expire through 2014. In addition, the Company has resource deductions of approximately $891,000 available to reduce taxable income of future years. Future tax benefits, which may arise as a result of these losses and resource expenditures, have not been recognized in these financial statements and have been offset by a valuation allowance.

9. FINANCIAL INSTRUMENTS

The Company's financial instruments consist of cash, receivables portfolios, other receivables, accounts payable and accrued liabilities, promissory notes payable and due to related parties. Unless otherwise noted, it is management's opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments. The fair value of these financial instruments approximates their carrying values, unless otherwise noted.

BRAVO RESOURCE PARTNERS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

9. FINANCIAL INSTRUMENTS (cont'd...)

Currency risk

The Company is exposed to financial risk arising from fluctuations in foreign exchange rates and the degree of volatility of these risks. The Company does not use derivative instruments to reduce its exposure to foreign currency risk.

10. SEGMENTED INFORMATION

All of the Company's identifiable assets are located in the United States.

11. SUBSEQUENT EVENTS

Subsequent to July 31, 2004:

a) The Company completed a private placement for proceeds of $41,970 consisting of 141,950 units at a price of $0.15 per unit and 100,000 common shares at a price of $0.206 per share. Each unit consists of one common share and one non-transferable share purchase warrant. Each warrant entitles the holder to purchase one additional common share at a price of $0.25 for a period of one year. As at July 31, 2004, the Company had received subscription advances of $41,970 towards this private placement.

b) The Company issued 376,809 common shares to settle debts of $39,542.

c) The Company entered into a consulting agreement with "The Bridge Group", an investor relations firm with the primary objective of finding a qualified merger candidate for the Company. In consideration for their services, The Bridge Group shall receive a finder's fee of 1,500,000 common shares.

d) The Company transferred its receivables portfolio to a company controlled by a director to satisfy in full amounts owing to that company of $58,349.

BRAVO RESOURCE PARTNERS, LTD.

FORM 51-102F1
ANNUAL MANAGEMENT DISCUSSION AND ANALYSIS
YEAR ENDED JULY 31, 2004

The following discussion and analysis, prepared as of July 31, 2004, should be read together with the consolidated financial statements for the year ended July 31, 2004, and related notes attached thereto, which are prepared in accordance with Canadian generally accepted accounting principles. All amounts are stated in Canadian dollars unless otherwise indicated.

This annual management discussion and analysis includes the accounts of the Company and its wholly-owned subsidiaries; Minera Oro Bravo S.A., a company incorporated in Costa Rica, and Minera Oro Bravo Mexico, S.A. de C.V., a company incorporated in Mexico. Significant intercompany balances were eliminated upon consolidation.

All financial summaries included in the financial statements are presented on a comparative and consistent basis showing the figures for the corresponding period in the preceding year. The preparation of financial data is based on accounting principles and practices consistent with those used in the preparation of annual financial statements. Certain information and footnote disclosure normally included in financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted.

The reader should also refer to the annual audited financial statements for the years ended July 31, 2003 and 2002, and the Management Discussion and Analysis for those years.

Statements in this report that are not historical facts are forward-looking statement involving known and unknown risks and uncertainties, which could cause actual results to vary considerably from these statements. Readers are cautioned not to put undue reliance on forward-looking statements.

Additional information related to the company is available for view on SEDAR.

Description of Business and Nature of Operations.

Until it became an inactive issuer on May 15, 2002, the Company was engaged in the acquisition, exploration and development of mineral properties. The Company's activities have been financed by selling common shares from the Company's treasury to investors. The primary objective of the Company is to increase its assets, revenues and ultimately achieve profitability through the acquisition of a business of merit.

In accordance with Policy 2.6 of the TSX Venture Exchange, the Company was designated as an inactive issuer on May 15, 2002. On August 12, 2003, the Company announced that its trading symbol changed to include a .H extension. There is no change in its name, no change in its Cusip number, and no consolidation of capital. The symbol extension differentiates NEX symbols from Tier 1, Tier 2, or Tier 3 symbols with the TSX Venture Exchange market. Effective at the open on August 18, 2003, the Company was transferred to the NEX board and its tier classification changed from Tier 2 to NEX.

Performance Summary

On January 12, 2004, the Company entered into a letter of intent with State Financial Holdings Inc., a company owned or controlled by a director of the Company, to provide debt recovery services for consumer and commercial debt portfolios previously acquired by State Financial. Pursuant to the letter of intent, the Company provides debt recovery and collection services with respect to debt previously purchased by State Financial and share in the proceeds of recovery on the debt portfolios by paying the first $60,000 US recovered to State Financial and retaining the remainder of the recovery.

On April 14, 2004, the Company entered into an agreement with State Financial Holdings, Inc, a company owned or controlled by a director of the Company, to purchase jointly with State Financial a consumer debt portfolio, face value of approximately $465,000.00. Pursuant to the agreement, the Company retained ownership of and provided debt recovery services for the portfolio, and the Company agreed to repay State Financial Holdings, Inc.'s investment with ten percent interest.

On October 18, 2004, the Company satisfied its obligations to State Financial Holdings, Inc., by assigning the remainder of the debt portfolios to State Financial Holdings, Inc., in exchange for full release of the remaining obligations. The Company retained the right to receive all debtor payments currently being made under agreements with those debtors.

The financial statements have been presented on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company is pursuing opportunities for reactivation through the acquisition of a business of merit. The continuation of the Company as a going concern is dependent on its ability to obtain additional financing and to realize proceeds from the service of the debt portfolios it has.

Appointment of Chief Financial Officer and Resignation of Director

On May 7, 2004, the Company announced the appointment of Ms. Tamela Miller-Carlson to the positions of Treasurer and Chief Financial Officer. Ms. Carlson is a Certified Public Accountant and is a shareholder of the Company.

On January 2, 2004, the Company announced that Mr. George Hajduk resigned as a director of the Company. Mr. Hajduk was a director of the Company since its inception in 1986. The Company wishes to thank him for his significant contribution to the Company's development over the years.

Selected Annual Information

The following table provides a brief summary of the Company's financial operations. For more detailed information, refer to the Financial Statements.

	2004	2003	2002
Total Revenues	-	-	-
Net Income/ Loss	(284,797)	(142,761)	124,101)
Diluted per share basis	(0.04)	(0.04)	(0.03)
Total Assets	24,383	222	2,595
Long Term Financial Liabilities	-	-	-
Cash Dividends per share	-	-	-

The Company became an inactive issuer on May 15, 2002. Prior to that time, the Company was engaged in the acquisition, exploration and development of mineral properties. The primary objective of the Company is to increase its assets, revenues and ultimately achieve profitability through the acquisition of a business of merit.

On January 12, 2004, and April 14, 2004, the Company entered into agreements with State Financial Holdings Inc., a company owned or controlled by a director of the Company, to provide debt recovery services for consumer and commercial debt portfolios previously acquired by State Financial. After pursuing recovery on the debt portfolios, the Company discontinued these operations, and on October 18, 2004, the Company satisfied its obligations to State Financial Holdings, Inc., by assigning the remainder of the debt portfolios to State Financial Holdings, Inc., in exchange for full release of the remaining obligations. The Company retained the right to receive all debtor payments currently being made under agreements with those debtors.

At this time, the Company is seeking the acquisition of a business of merit.

The financial statements have been presented on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company is pursuing opportunities for reactivation through the acquisition of a business of merit. The continuation of the Company as a going concern is dependent on its ability to obtain additional financing and to realize proceeds from the service of the debt portfolios it has.

The Company has not paid any dividends on its common shares. The Company has no present intention of paying dividends on its common shares, as it anticipates that all available funds will be invested to finance ongoing business activities.

Results of Operations

The Company incurred a net loss of $284,797 (2003 – $142,761) for the year ended July 31, 2004. Among the more significant expenses making up this loss are office and miscellaneous expenses of $23,508 (2003 – $7,089); interest expense of $2,870 (2003 - $5,870); management fees of $51,497 (2003 - $22,250); professional fees of $78,781 (2003 - $83,036) (consisting of accounting, audit, legal fees and related disbursements); consulting fees of $29,542 (2003 - $2,400); shareholder costs of $3,829 (2003 - $6,924); transfer agent and filing fees of $14,122 (2003 - $12,821); as well as travel and promotion costs of $5,832 (2003 - $2,371).

Summary of Quarterly Results

	Quarter Ended July 31, 2004	Quarter Ended April 30, 2004	Quarter Ended anuary 31, 2004	Quarter Ended)ctober 31, 2003	Quarter Ended July 31, 2003	Quarter Ended April 30, 2003	Quarter Ended anuary 31, 2003	Quarter Ended)ctober 31, 2002
Net Sales/Total Revenues	0	0	0	0	0	0	0	0
Net Income or Loss for the Period	(136,850)	(20,338)	(96,505)	(31,104)	(74,442)	(26,725)	(31,032)	(10,562)
Total	(3,418,297)	(3,281,447)	(3,261,109)	(3,164,604)	(3,133,500)	(3,059,058)	(3,032,333)	(3,001,301)
Per Share	0.01	0.00	0.02	0.01	0.02	0.01	0.01	0.00

Liquidity

The Company has financed its operations to date primarily through the issuance of common shares. The Company continues to seek capital through various means including the issuance of equity and/or debt.

The Financial Statements have been prepared on a going concern basis which assumes that the Company will be able realize its assets and discharge its liabilities in the normal course of business for the foreseeable future. The continuing operations of the Company are dependant upon its ability to continue to raise adequate financing and to commence profitable operations in the future.

	July 31, 2004	July 31, 2003 (Audited)
Deficit	$ (3,418,297)	$ (3,133,500)
Working capital deficiency	(283,855)	(300,621)

Net cash used in operating activities for the year ended July 31, 2004 was $ compared to $ during the year ended July 31, 2003. The cash used in operating activities for period consists primarily of the operating loss and a change in non-cash working capital.

Financing activities provided cash of $ from the issuance of capital stock during the year ended July 31, 2004, compared to $ for the year ended July 31, 2003.

Capital Resources

On October 22, 2003, the 83,746 common shares held in escrow were cancelled.

Share Subscriptions

On November 6, 2003, the Company announced that it has negotiated a $33,435 private placement, consisting of 334,350 units at a price of $0.10 per unit. Each unit consists of one common share and one non-transferable share purchase warrant. Each warrant entitles the holder to purchase one additional common share at a price of $0.15 for a period of one year.

On November 14, 2003, the Company announced that it has negotiated a $38,961 private placement, consisting of 259,740 common shares at a price of $0.15 per share.

As of April 30, 2004, the $72,396 from the private placements described above was received by the Company, and the TSX Venture exchange accepted these private placements.

On February 2, 2004, the Company announced that it has negotiated a $19,737 ($15,000 US) private placement for 131,579 shares at a price of $0.15 per share.

This private placement was approved by the TSX Venture exchange subsequent to April 30, 2004.

On February 20, 2004, the Company announced that it has negotiated a $13,352 ($10,000 US) private placement for 89,011 units at a price of $0.15 per unit. Each unit consists of one common share and one non-transferable share purchase warrant. Each warrant entitles the holder to purchase one additional common share at a price of $0.25 for a period of one year from closing.

On March 29, 2004, the Company announced that it has negotiated a $7,941 ($6,050 US) private placement for 52,939 units at a price of $0.15 per unit. Each unit consists of one common share and one non-transferable share purchase warrant. Each warrant entitles the holder to purchase one additional common share at a price of $0.25 for a period of one year from closing.

On May 7, 2004, the Company announced that it has negotiated a $15,000USD private placement, consisting of 100,000 units at a price of $0.15USD per unit. Each unit consists of one common share and one non-transferable share purchase warrant. Each warrant entitles the holder to purchase one additional common share at a price of $0.25USD for a period of one year from closing.

These private placements are subject to TSX Venture Exchange and other applicable regulatory approvals which were obtained subsequent to year end.

Shares for Debt Settlement

On January 12, 2004, the Company announced that it has agreed to issue 1,116,410 common shares of the Company at $0.15 per share to settle debt of $167,461. Of the outstanding debt settled, $105,733.72 was due to two former directors of the Company.

Related Party Transactions

During period ended July 31, 2004, the Company entered into the following related party transactions:

The Company paid or accrued $55,977 (2003 - $8,570) in professional fees to Ernest Staggs, a director of the Company..

The Company paid or accrued $2,000 (2003 - $3,500) to Julie Hajduk, a relative of a former director, for investor relations.

The Company paid or accrued $51,497 (2003 - $22,500) to George Hajduk and Ty Carter, directors of the Company for management fees.

The Company paid or accrued $3,030 (2003 - $3,899) for office rent and secretarial services to Ernest Staggs, a director of the Company.

The Company paid or accrued $29,542 (2003 - $2,400) in consulting fees to a director of the Company.

As of July 31, 2004, the Company has amounts of $175,586 (2003 - $140,520) due to Ty Carter, Ernest Staggs and Tamela Carlson, who are directors and/or officers for services provided, expenses incurred on behalf of the Company, and for cash advances made to the Company. These amounts are unsecured, without interest and have no specific terms of repayment.

These transactions are in the normal course of operations without any ongoing contractual commitments and are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

Financial Instruments

The Company's financial instruments consist of cash, receivables, deposits, and accounts payable. Unless otherwise noted, it is management's opinion that the Company is not exposed to significant interest, currency, or credit risks arising from these financial instruments. The fair value of these financial instruments approximates their carrying values, unless otherwise noted.

Outstanding Share Data

The following table summarizes our outstanding share capital as at [date]:

Security	Number
Each class and series of voting or equity securities for which there are securities outstanding: Common Shares	 100,000,000
Each class and series of securities for which there are securities outstanding if the securities are convertible into, or exercisable or exchangeable for, voting or equity securities Stock Options Warrants (price of $0.15 per share; expiry date December 31, 2005 Convertible Debentures	 nil 334,350 nil
Common Shares	7,578,575

Subsequent Events

Subsequent to July 31, 2004:

The Company completed a private placement for proceeds of $41,970 consisting of 141,950 units at a price of $0.15 per unit and 100,000 common shares at a price of $0.206 per share. Each unit consists of one common share and one non-transferable share purchase warrant. Each warrant entitles the holder to purchase one additional common share at a price of $0.25 for a period of one year. As at July 31, 2004, the Company had received subscription advances of $41,970 towards this private placement.

The Company issued 376,809 common shares to settle debts of $39,542.

The Company entered into a consulting agreement with "The Bridge Group", an investor relations firm with the primary objective of finding a qualified merger candidate for the Company. In consideration for their services, The Bridge Group shall receive a finder's fee of 1,500,000 common shares.

The Company transferred its receivables portfolio to a company controlled by a director to satisfy in full amounts owing to that company of $58,349.

BOWNE
PRINTED IN CANADA

NOTES & INSTRUCTIONS:

1. **The shares represented by this proxy form will be voted in accordance with the instructions given above.** A shareholder may provide such instructions by clearly marking a "✓" or "X" in the applicable box. IF NO CHOICE IS SPECIFIED HEREIN, OR IF ANY INSTRUCTIONS GIVEN ARE NOT CLEAR, THE SHARES SHALL BE VOTED AS IF THE SHAREHOLDER HAD SPECIFIED AN AFFIRMATIVE VOTE, ALL IN THE SAME MANNER AND TO THE SAME EXTENT AS THE UNDERSIGNED COULD DO IF THE UNDERSIGNED WERE PERSONALLY PRESENT AT THE MEETING.
2. This proxy will not be valid unless it is ***dated and signed*** by the ***shareholder*** or the shareholder's attorney authorized in writing or, if the shareholder is a corporation, by a duly authorized officer or attorney of the corporation, and ceases to be valid one year from its date. **If someone other than the shareholder of the Company signs this proxy form** on behalf of the named shareholder of the Company, documentation acceptable to the Chairman of the Meeting must be deposited with this proxy form, authorizing the signing person to do such. If the proxy form is not dated by the shareholder, it shall be deemed to be dated the date of receipt by the Company.
3. (i) If a ***registered shareholder*** wishes to attend the Meeting to vote on the resolutions in person, register your attendance with the Corporation's scrutineers at the Meeting.

   (ii) If the securities of a ***non-registered shareholder*** are registered in the name of an intermediary that the non-registered shareholder deals with in respect of the shares (intermediaries include, among others, banks, trust companies, securities dealers or brokers and trustees or administrators of self-administered RRSPs, RRIFs, RESPs and similar plans) and such non-registered shareholder wishes to attend the Meeting to vote on the resolutions in person, cross off the management appointee name or names, insert the non-registered shareholder's name in the blank space provided, do not indicate a voting choice by any resolution and return the proxy form to the intermediary and have the intermediary sign and date the proxy form and deliver the proxy to the Company. At the Meeting, a vote will be taken on each of the resolutions as set out on this proxy form and the shareholder's vote will be counted at that time.
4. ***If a shareholder cannot attend the Meeting but wishes to vote on the resolutions,*** the Shareholder can ***appoint another person***, who need not be a shareholder of the Company, to vote according to the shareholder's instructions. To appoint someone other than the person named, cross off the management appointee name or names and insert the shareholder's appointed proxyholder's name in the space provided, sign and date the proxy form and return the proxy form. Where no instruction on a resolution is specified by the shareholder, this proxy form confers discretionary authority upon the shareholder's appointed proxyholder.
5. ***If the shareholder cannot attend the Meeting but wishes to vote on the resolutions*** and to ***appoint one of the management appointees*** named, leave the wording appointing a nominee as shown, sign and date the proxy form and return the proxy form. Where no instruction is specified by a shareholder on a resolution shown on the proxy form, a nominee of management acting as proxyholder will vote the securities as if the shareholder had specified an affirmative vote.
6. The shares represented by this proxy form will be voted or withheld from voting in accordance with the instructions of the shareholder on any poll of a resolution that may be called for and, if the shareholder specifies a choice with respect to any matter to be acted upon, the securities will be voted accordingly. With respect to any amendments or variations in any of the resolutions shown on the proxy form, or matters which may properly come before the Meeting, the securities will be voted, if so authorized, by the proxyholder appointed, as the proxyholder in his/her sole discretion sees fit.
7. If a ***registered shareholder*** has returned the proxy form, the shareholder may still attend the Meeting and vote in person should the shareholder later decide to do so. To attend, and vote at the Meeting, the shareholder must record his/her attendance with the Company's scrutineers at the Meeting and revoke the proxy form in writing.

The instrument of proxy to be effective must be deposited at **Pacific Corporate Trust Company, 10th Floor, 625 Howe Street, Vancouver, British Columbia, V6C 3B8** by 5:00 p.m. (Vancouver time) on Friday, February 25, 2005.

BRAVO RESOURCE PARTNERS LTD.
FORM OF PROXY

THIS PROXY IS SOLICITED ON BEHALF OF THE MANAGEMENT OF THE COMPANY

The undersigned holder of shares in the capital of Bravo Resource Partners Ltd. (the "Company") hereby nominates and appoints TYRONE CARTER, President and a director of the Company, or failing him, ERNEST STAGGS, a director of the Company, or instead of them or any of them, ____________________________, as proxy of the undersigned to attend, act and vote in respect of all shares registered in the name of the undersigned at the Annual Meeting of shareholders of the Company (the "Meeting") to be held at the office of the Company, 4155 E. Jewell Avenue, Suite 500, Denver, Colorado, at 10:00 a.m. (Denver time) on Monday, February 28, 2005 and at any and all adjournments thereof. Without limiting the general powers hereby conferred, the said proxy is directed to vote as follows upon the following matters:

1. To appoint Davidson & Company as auditors for the Company to hold office until the next annual meeting of the Company.
   For ☐ **Withhold** ☐
2. To authorize the directors to fix the remuneration to be paid to the auditors.
   For ☐ **Against** ☐
3. To determine the number of directors to be elected at Four (4).
   For ☐ **Against** ☐
4. To elect the following persons as directors of the Company:

Tyrone Carter	**For** ☐	**Withhold** ☐
Ernest Staggs	**For** ☐	**Withhold** ☐
Melissa Walker	**For** ☐	**Withhold** ☐
Mark Savoy	**For** ☐	**Withhold** ☐

The undersigned hereby revokes any instrument of proxy heretofore given with reference to the Meeting or any adjournment thereof.

The proxyholder may in his discretion vote with respect to amendments or variations to matters identified in the Notice of Meeting or to other matters which may properly come before the Meeting or any adjournment thereof.

DATED this _____ day of __________________, 2005.

Shareholder:

US SECURITIES & EXCHANGE COMMISSION=ATTN:M BARKER
INT'L CORP FIN*450-5TH ST NW
WASHINGTON DC 20549
USA

____
(Signature - *See Note 2*)

____
(Print name of person signing above if different from Shareholder)

____
(Title - if applicable)